Tapville Franchising Inc.



ANNUAL REPORT

216 S. Washington Street

Naperville, IL 60540

(877) 312-8277

https://www.tapville.com

This Annual Report is dated April 30, 2025.

BUSINESS

Company Overview

Tapville Franchising Inc. is a franchising & licensing company offering franchises for restaurants, kiosks, and mobile kiosks. Franchised locations specialize in the sales of self-pour & self-order food and beverages using technology. Tapville Franchising Inc. creates an exceptional guest experience with technology in four segments of brick & mortar, retail, travel, and entertainment. In addition, we license our products to entertainment venues, hotel, hospitality, and other venues.

Our growth plans are to offer and sell franchised operations to operators using our data insights, best practices, and training. Franchisees pay a franchise fee and royalty to Tapville Franchising Inc., which is how we generate revenue. In exchange for the franchise fee and royalty, Tapville Franchising Inc. provides training, support, and marketing for the franchise locations.

Tapville Franchising Inc. was originally formed in Illinois as Tapville Social Franchising, LLC in December 2018. In June 2020, the LLC converted to a Delaware Corporation.

Intellectual Property

The company currently possesses three registered trademarks. The first trademark, "Tapville Social," is registered under number 5986449. The second trademark, "Embrace Independence," is registered under number 5800406. Lastly, the third trademark, "Tapville," is registered under number 6090970. These trademarks serve as valuable assets, providing legal protection and exclusive rights to the company for the specified brands. They contribute to the company's branding strategy and help establish a unique and recognizable presence in the market.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $110,000.00
Use of proceeds: Legal, marketing & sales
Date: June 01, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 4,072,278
Use of proceeds: Issuance of founder's shares
Date: June 08, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity

Final amount sold: $1,051,308.00
Number of Securities Sold: 1,091,087
Use of proceeds: Expansion
Date: April 26, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $501,084.40
Number of Securities Sold: 83,057
Use of proceeds: Startup Funds
Date: August 11, 2021
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $204,540.51
Number of Securities Sold: 34,555
Use of proceeds: Startup Funds
Date: September 24, 2024
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Revenue
The Company decreased revenue from $582,703 in 2023 to $234,891 in 2024. In addition, the Company had deferred $484,143 in revenue on the 2024 balance sheet for compliance of ASC 606 revenue recognition standards.
Expenses
The Company's expenses consist of, among other things, advertising and marketing, legal and professional fees, contractor payments, and general and administrative expenses. Total expenses increased to $836,925 in 2024 from $809,710 in 2023.
As a result of the growth phase of acquiring and signing franchise locations, the company ended up incurring a net loss in the amount of $574,819 in 2024 compared to a net loss of $254,222 in 2023.

Historical results and cash flows:
The Company incurred a loss in 2024 which is expected in the early growth phase of a franchise business. The business model is to sign franchise and development agreements, collect a franchise fee, then collect ongoing royalties when the location opens. The business model to be profitable requires a scale of locations to be open and generating royalties. Royalties are paid monthly as a percentage of the franchisee's sales.
The Company has signed agreements with a total of 38 locations. The current pipeline has deals in various stages of our sales funnel due to our marketing strategies that consist of identifying prospects for franchising through social media marketing, franchise broker networks, franchise sites, conventions, organic leads from our website, customer inquiries, and through franchise portals. We are also listed in the SBA franchise directory and in Entrepreneur Magazine, and our profitability is determined by closing franchise deals and collecting franchise fees and subsequent royalties.
Tapville's competitive advantage is our unique business model with self-service technology paired with proprietary data insights for guest acquisition and loyalty. We are one of the first franchises to go to market with an entire self-service restaurant operation.
Management is hopeful that all these factors will contribute to the company gaining visibility in the market, closing more franchises and generating enough revenues to run its operations, and eventually becoming profitable.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $10,157.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The company has no debt

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Joseph Tota
Joseph Tota's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: CEO & Director
Dates of Service: March, 2017 - Present
Responsibilities: Communicating, on behalf of the company, with shareholders, government entities, and the public. Leading the development of the company's short- and long-term strategy. Creating and implementing the company or organization's vision and mission. Joseph works full-time for the company. Salary: $100K/y

Name: Don DiBrita
Don DiBrita's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Vice President of Marketing
Dates of Service: June, 2020 - Present
Responsibilities: I'm the Vice President of Marketing that is responsible for facilitating marketing activities for franchise, restaurant, kiosk and mobile taproom sales. Salary: $108,000/yr Equity: Stock options

Name: Rob Hermann
Rob Hermann current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Vice President of Design & Construction
Dates of Service: Feberuary 2024 - Present
Responsibilities: I'm the Vice President of Marketing that is responsible for facilitating construction activities for franchise, restaurant, kiosk and mobile taproom sales. Salary: $96,000/yr Equity: Stock options

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Joseph Tota

Amount and nature of Beneficial ownership: 4,072,278

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

None

OUR SECURITIES

The company has authorized Class A Common Stock, Class B Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 740,740 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 8,000,000 with a total of 4,072,278 outstanding.

Voting Rights

One vote per share.

Material Rights

Please see Exhibit F for a complete list of rights associated with Class A Common Stock.

Authorized Shares. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Dividend and Distribution Rights. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per-share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the Corporation legally available therefor; provided, however, that, in the event a dividend is paid in the form of shares of Common Stock (or rights to acquire such shares), then each holder (i) shall receive shares of Class A Common Stock (or rights to acquire such shares, as the case may be)

in respect of the holder's shares of Class A Common Stock which are held as of the record date for determination of the holders entitled to receive such dividend and (ii) shall receive shares of Class B Common Stock (or rights to acquire such shares, as the case may be) in respect of the holder's shares of Class B Common Stock which are held as of the record date for determination of the holders entitled to receive such dividend, in each case, in proportion to the ratio which such holder's number of shares of Class A Common Stock or Class B Common Stock, respectively, which are held as of the record date for determination of the holders entitled to receive such dividend bears to the total number of shares of Common Stock which are issued and outstanding as of such date.

Subdivisions, Combinations or Reclassifications. Shares of Class A Common Stock or Class B Common Stock may not be subdivided, combined or reclassified unless the shares of the other class are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership of the Corporation represented by the outstanding Class A Common Stock and Class B Common Stock on the record date for such subdivision, combination or reclassification.

Liquidation, Dissolution or Winding Up. Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the Corporation available for distribution to its stockholders.

Merger or Consolidation. In the case of any distribution or rights to receive consideration in respect of the shares of Class A Common Stock or Class B Common Stock upon the consolidation or merger of the Corporation with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a consolidation or merger, such distribution or rights to receive consideration shall be made ratably on a per-share basis among the holders of the Class A Common Stock and Class B Common Stock as a single class; provided, however, that shares of one such class may receive different or disproportionate distributions or rights to receive consideration in connection with such merger, consolidation or other transaction if the only difference in the per-share distribution to, or rights to receive consideration of, the holders of the Class A Common Stock and Class B Common Stock is that (A) any securities distributed or received as consideration in respect of each share of Class A Common Stock shall have unqualified or relatively more extensive or proportionally greater voting or consent rights and (B) the securities distributed or received as consideration in respect of each share of Class B Common Stock shall have no voting rights or qualified or relatively less extensive or proportionally lesser voting or consent rights.

No Reissuance of Class A Common Stock. No share or shares of Class A Common Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares that the Corporation shall be authorized to issue. 8. Class A Common Stock Protective Provision. The Corporation shall not, whether by merger, consolidation or otherwise, amend, alter, repeal or waive this Part A of this Article Fifth (or adopt any provision inconsistent herewith), without first obtaining the affirmative vote (or by written consent of stockholders in lieu of meeting) of the holders of at least a majority of the shares of Class A Common Stock then outstanding, voting as a separate class, in addition to any other vote required by applicable law, this Certificate or the Bylaws of the Corporation.

Class B Common Stock

The amount of security authorized is 5,000,000 with a total of 1,785,738 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

The total amount outstanding does not include 650,000 shares to be issued pursuant to stock options, reserved but unissued.

Please see Exhibit F for a complete list of rights associated with Class B Common Stock.

Authorized Shares. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Dividend and Distribution Rights. Please review the material rights disclosed in Class A Common Stock above which also include reference to Class B Common Stock and please review the attached Certificate of Incorporation.

Subdivisions, Combinations or Reclassifications. Please review the material rights disclosed in Class A Common Stock above which also include reference to Class B Common Stock and please review the attached Certificate of Incorporation.

Liquidation, Dissolution or Winding Up. Please review the material rights disclosed in Class A Common Stock above which also include reference to Class B Common Stock and please review the attached Certificate of Incorporation.

Merger or Consolidation. Please review the material rights disclosed in Class A Common Stock above which also include reference to Class B Common Stock and please review the attached Certificate of Incorporation.

Preferred Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

Voting rights: Currently, Preferred Stock does not have any designated voting rights. However, please review Exhibit F to this offering memo, our Certificate of Incorporation, which provides for "Blank-Check Preferred Stock" rights and further summary of the details below.

Material Rights

Blank-Check Preferred Stock. The Board of Directors of the Corporation is hereby authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Board of Directors. The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, determination of the following:

(i) the designation of the series;

(ii) the number of shares of the series;

(iii) the dividend rate or rates on the shares of that series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(iv) whether the series will have voting rights in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(v) whether the series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(vi) whether or not the shares of that series shall be redeemable, in whole or in part, at the option of the Corporation or the holder thereof, and if made subject to such redemption, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemptions, which amount may vary under different conditions and at different redemption rates;

(vii) the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

(viii) the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series;

(ix) the restrictions, if any, on the issue or reissue of any additional Preferred Stock; and

(x) any other relative rights, preferences, and limitations of that series.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Class B Common Stock in the amount of up to $4,999,995.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We

are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Dependence on Discretionary Consumer Spending The success of the operations depends to some extent on a number of factors relating to discretionary

consumer spending, including economic conditions affecting disposable consumer income. Industry and Economic Conditions The retail food and beverage industry is affected by changes in consumer tastes, economic conditions and demographic trends. Discretionary spending priorities, traffic patterns and weather conditions will also directly affect the performance of the company. In addition, factors such as inflation, increased food, labor and employee benefit costs, and a shortage of qualified employees may also adversely affect the company. Government Regulation and Liquor License The food and beverage industry is subject to numerous federal, state and local government regulations, including those relating to the preparation and sale of food, the sale of alcoholic beverages, sanitation, safety, building and zoning requirements. While the company does not expect to have any difficulties complying with such regulations, the failure to obtain or maintain food and liquor licenses could prevent the opening of the company or have a material adverse effect on the company's financial prospects. The company will also be subject to periodic inspection by the Department of Health. The Company is also subject to laws and regulations governing its relationship with employees, including minimum wage requirements, unemployment, overtime, workers' compensation, working and safety conditions and citizenship requirements. An increase in the minimum wage, employee benefit costs, unemployment insurance rates, workers' compensation insurance rates or other costs associated with employees could substantially increase the company's labor costs. There is no assurance that the licenses, permits or approvals relating to the business and operations of the company will be obtained in a timely manner. In addition, future actions by the company which run afoul of legal requirements may result in the revocation of such license(s). Certain person's equity interests in the company may have to meet certain requirements, and such persons may have to submit to fingerprinting and satisfy criminal background checks, as a condition to the issuance of a liquor license for the company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2025.

Tapville Franchising Inc.

By   /s/ *Joseph Tota*

     Name: <u>Tapville Franchising, Inc</u>

     Title: CEO & Director

Exhibit A

FINANCIAL STATEMENTS

TAPVILLE FRANCHISING, INC.

Financial Statements

December 31, 2023

(With Independent Auditors'
Report Thereon)

SMITH, BUZZI & ASSOCIATES, LLC.
CERTIFIED PUBLIC ACCOUNTANTS
9425 SUNSET DRIVE, SUITE 180
MIAMI, FLORIDA 33173
TEL. (305) 598-6701
FAX (305) 598-6716

JULIO M. BUZZI, C.P.A.
JOSE E. SMITH, C.P.A.

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Tapville Franchising, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Tapville Franchising, Inc., which comprise the balance sheet as of December 31, 2023 and the related statements of operations and retained earnings and cash flows for the year then ended and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an

opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tapville Franchising, Inc., as of December 31, 2023 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Smith, Buggi & Associates, LLC.

Miami, Florida
February 9, 2024

TAPVILLE FRANCHISING, INC.

Balance Sheet

December 31, 2023

Assets

Cash	$	185,317
Contributions receivable – escrow		6,639
Accounts receivable		101,946
Accrued interest receivable		9,510
Property and equipment, net		3,450
Notes receivable from Franchisee		221,184
Other assets		5,678
Investments		468,197
Total assets	$	1,001,921

Liabilities and Stockholders' Equity

Liabilities:

Accounts payable and accrued expenses	$	46,379
Deferred revenue		505,489
Total liabilities		551,868

Stockholders' equity:
Common stock		2,177,292
Retained earnings (deficit)		(1,727,239)
Total Stockholders' Equity		450,053
Total Liabilities and Stockholders' Equity	$	1,001,921

See accompanying notes to financial statements.

TAPVILLE FRANCHISING, INC.

Statement of Operations and Retained Earnings (Deficit)

For the Year Ended December 31, 2023

Revenues:	
Franchise sales, net	$ 269,551
Product sales	–
Service fee income	–
Royalties and licensing	239,699
Earnings (loss) from investments	47,698
Interest income	9,510
Other income	16,245
Total franchise revenues	582,703
Expenses:	
Cost of goods sold	–
Insurance	17,800
Sales commissions	11,700
Advertising and marketing	75,876
Management fee	573,769
Legal and professional	81,558
Contractors	210
Investment fees	24,970
Dues and subscriptions	1,172
Travel	1,347
Office and other	47,126
Depreciation expense	1,150
Taxes and licenses	247
Total expenses	836,925
Net income (loss)	(254,222)
Retained earnings (deficit), beginning of year	(1,473,017)
Retained earnings (deficit), end of year	$(1,727,239)

See accompanying notes to financial statements.

TAPVILLE FRANCHISING, INC.

Statement of Cash Flows

For the Year Ended December 31, 2023

Cash flows from operating activities:	
Net income (loss)	$ (254,222)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,150
Equity in earnings of investment	(47,698)
(Increase) decrease in assets:	
Investments	159,960
Accounts receivable	(9,031)
Inventory	-
Contributions receivable – escrow	(4,419)
Other assets	5,105
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	(26,989)
Deferred revenue	40,574
Net cash used by operating activities	(135,570)
Cash flows from investing activities:	
Fixed asset acquisition	-
Net cash used by investing activities	-
Cash flows from financing activities:	
Issuance of common stock, net	113,690
Net cash provided by financing activities	113,690
Net decrease in cash and cash equivalents	(21,880)
Cash and cash equivalents, beginning of year	207,197
Cash and cash equivalents, end of year	$ 185,317
Supplementary disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -
Non cash transactions	
Employee Equity Grant	$ 375,000

See accompanying notes to financial statements.

-5-

TAPVILLE FRANCHISING, INC.

Notes to Financial Statements

December 31, 2023

1. **Summary of Significant Accounting Policies**

Tapville Franchising, Inc. ("Company") was formed in the State of Illinois in December 2018 and become a Delaware based company in 2020. The principal purpose of the Company is to offer and sell franchises that provide beer and wine using a revolutionary pour-your-own technology making each visit a new craft beer adventure.

Following is a description of significant risks facing the Company and how those risks are minimized:

Legal/Regulatory Risk – The risk that changes in the legal or regulatory environment in which the Company operates can create additional loss, costs, or expenses not anticipated by the Company in pricing its services. That is, regulatory initiatives may create costs for the Company beyond those currently recorded in the financial statements or assumed in pricing. The Company attempts to minimize this risk by reviewing legislative and other regulatory changes and adjusting rates whenever possible.

Concentration Risk – All of the Company's fees were derived from services rendered to customers. Accordingly, the Company could be affected by adverse conditions that may occur from time to time in the marketplace.

Credit Risk – The risk that customers that may owe the Company money, will not pay. The Company attempts to minimize this risk by actively monitoring collections of receivables.

a) **Method of Accounting**

Assets and liabilities and revenue and expenses are recognized on the accrual basis of accounting.

b) **Property and Equipment**

Property and equipment is stated at cost. Depreciation is computed using the straight line method of depreciation over the estimated useful life of the assets, which are 5 years.

For federal income tax purposes, depreciation is computed using the appropriate accelerated methods allowed for tax purposes.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

1. **_Summary of Significant Accounting Policies_ – _(Cont.)_**

   c) **_Franchise Fees/ Deferred Revenues_**

   Income is principally comprised of revenues earned by the Company as part of the franchise sales to customers. Additional revenues earned by the Company are expected from the sales of products, marketing materials and other services to the franchisees and royalties.

   The Company recognizes its franchise revenues in accordance with Statement of Financial Accounting Standards ASC 606, which allows that franchise fees from franchise sales be recognized, net of an allowance for uncollectible amounts, if the initial franchise fee is distinct from the franchise license. The Company generally charges an initial upfront nonrefundable franchise fee upon execution of the Company's Unit Franchise Agreement. Initial franchise fees are typically deferred. A portion of the initial franchise fee is allocated to certain distinct performance obligations and is recognized as revenue when the Company has determined it has provided substantially all of its material obligations required to recognize revenue related to those distinct performance obligations. The portion of the franchise fee that is not allocated to individually distinct performance obligations is recognized as revenue over the term of each respective franchise agreement.

   The individual franchise agreements typically have a 10 year initial term and provide the franchisee with an opportunity to enter into renewal terms subject to certain conditions.

   The Company recognizes revenue when all of the following four criteria are met:

   • persuasive evidence of a sales arrangement exists
   • all material obligations have been provided
   • the sales price is fixed or determinable and
   • collectability is probable

   Deferred revenue represents cash received from franchisees for franchise fees and area development fees for which revenue recognition criteria has not been met.

   As of December 31, 2023, the Company has recorded deferred franchise fees of $505,489 relating to stores to be opened in future years or unamortized fees relating to open stores. These amounts are included in deferred revenue.

1.   *__Summary of Significant Accounting Policies – (Cont.)__*

   c)   *__Franchise Fees/ Deferred Revenues – (Cont.)__*

   Area development fees – Franchisees contractually enter into area development agreements ("ADAs") to secure the exclusive right to open franchise stores within a defined geographical area. ADAs establish the timing and number of stores to be developed within the defined geographical area. Pursuant to an ADA, a franchisee is generally required to pay an initial nonrefundable development fee for a minimum number of stores to be developed, as outlined in the respective ADA. ADA fees collected in advance are deferred until the Company provides substantially all required obligations pursuant to the ADA. As the efforts and total cost relating to initial services are affected significantly by the number of stores opened in an area, the respective ADA is treated as a divisible contract. As each new site is accepted under an ADA, a franchisee signs a franchise operating agreement for the respective franchise location. As each store opens under an ADA, franchisor typically has performance obligations associated with it. As such, the Company will recognize ADA revenue as each individual franchise location is developed in proportion to the total number of stores to be developed under the ADA. These obligations are typically completed once the store is opened or the franchisee executes the individual property lease.

   d)   *__Accounts Receivable__*

   Trade accounts receivable consist of amounts due for franchise sales, are carried at their estimated collectible amounts and trade credit will be generally extended on a short-term basis; thus trade receivables do not bear interest. Trade accounts receivable are periodically evaluated for collectability based on past credit history with customers and their current financial condition.

   The Company uses the reserve method of accounting for bad debts for financial reporting purposes and the direct write-off method for income tax purposes. Trade accounts receivable are charged against the allowance account when such receivables are deemed to be uncollectible. Management considers all unreserved accounts receivable to be collectible. As of December 31, 2023, a total of $0 in accounts were reserved.

1. **_Summary of Significant Accounting Policies – (Cont.)_**

    e)   **_Income Taxes_**

         The Company filed an election with the Internal Revenue service to be treated as a Limited Liability Corporation ("LLC") for all its initial taxable years. An LLC is not subject to corporate income tax. The Company's taxable income or loss and tax credits pass through to the members. In 2020, the Company rescinded its LLC designation and was converted into a "C" corporation. As such, the Company recognized tax or related benefit on its earnings or losses.

         The Company follows the provisions of Accounting Standards Codification 740-10, _Accounting for Uncertainty in Income Taxes_, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

         Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the financial statements. The evaluation was performed for the tax years 2022, 2021 and 2020, the tax years which remains subject to examination by major tax jurisdictions as of December 31, 2023.

    f)   **_Cash and Cash Equivalents_**

         For purposes of the statement of cash flows, cash equivalents consist of cash on hand and in banks.

    g)   **_Pervasiveness of Estimates_**

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. *Summary of Significant Accounting Policies* – *(Cont.)*

   g) *Pervasiveness of Estimates* – *(Cont.)*

   Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the balance sheet, which management considered in formulating its estimate could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from estimates.

   h) *Long-Lived Assets*

   The Company reviews the carrying value of its long lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No adjustment has been provided for in the financial statements.

   i) *Concentrations, Risks and Uncertainties*

   Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents. The Company maintains its cash in well-known financial institutions selected based upon management's assessment of the financial institution's financial responsibility.

   j) *Fair Value*

   The Company follows ASC 820-10, "Fair Value Measurements". ASC 820-10 provides a definition of fair value, establishes a framework for measuring fair value under Generally Accepted Accounting Principles ("GAAP") and requires expanded disclosure about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value and, therefore, does not expand the use of fair value in any new circumstance. The fair value of financial instruments to be classified as assets or liabilities including cash and trademarks approximate carrying value, principally because of the short maturity of those items.

2. *Accounts Receivable*

Accounts receivable consists of amounts due from franchisees for the purchase of franchises and royalty fees. Management uses the direct write-off method when in their opinion a balance is uncollectible. At December 31, 2023 the balance of accounts receivable amounted to $101,946 and bad debt expense amounted to $0 for the fiscal year.

3.   **_Investments_**

During 2019, the Company invested in a franchise opened by a non-related franchisee. The Company's investment represents 100% of the franchise and the Company exercises significant influence over franchise operations. Accordingly, the investment is accounted for under the equity method. Under this method, the investment is initially recorded at cost and subsequently adjusted to account for its share of the investment franchise's profits and losses. For 2023, the franchise (loss)/income was $57,230 and the investment was terminated. The carrying value of the investment is $32,230 at December 31, 2023.

During 2022, the Company invested in two affiliated franchises. A total of $400,000 was invested for a 100% ownership stake. The investments are accounted for under the equity method. The net adjustment to the investment of the Company's share of investments' profit and losses amounted to ($9,532) for 2023. The carrying value of the investments is $435,967 at December 31, 2023.

4.   **_Note Receivable from Franchisee_**

Beginning in January 2021, the Company advanced funds to cover costs in establishing a franchisee in Evanston, Illinois. Total amounts advanced through December 31, 2023 amounted to $125,000.   During 2023, an additional $0 was advanced. These combined amounts along with $96,184 in accounts receivable due the Company from the franchisee were converted into a 4.3% promissory note. The note requires no monthly payments and the principal and accrued interest are due upon the maturity date of December 31, 2026. Accrued interest receivable at December 31, 2022 amounted to $9,510.

5.   **_Property and Equipment_**

Property and equipment at December 31, 2023, consists of the following:

Training wall	$ 5,750
Office furniture and equipment	–
	5,750
Less accumulated depreciation	(1,150)
	$ 4,600

Depreciation expense for the year ended on December 31, 2023 amounted to $1,150.

6. *Common Stock*

In August, 2020, the Company authorized the issuance of 3,000,000 shares of preferred stock and 13,000,000 shares of common stock with a par value of $.0001 per share, respectively. During 2020, the Company converted certain notes payable into common stock and solicited additional investments/capital through StartEngine. A total of $384,491 was raised via StartEngine. As part of the services provided, StartEngine used and kept $40,113 of the capital raised that was charged as investment fees. In addition, StartEngine had withheld an additional $21,465 in escrow to be released six (6) months after the campaign to raise funds was closed. During 2021, an additional net amount of $811,361 was raised via StartEngine. During 2022, an additional amount of $312,250 was raised via StartEngine. During 2023, a total of $113,690 was raised via StartEngine. During the year a total of $24,970 was charged as investment fee and as of December 31, 2023 the amount of $6,639 remains in escrow and is reflected as contributions receivable at December 31, 2023.

7. *Franchise Sales and Agreements*

The Company started offering franchises in February of 2019. The Company enters into franchise agreements with its franchisees. Company's franchise agreements require the Company to provide various items to franchisees including, but not limited to, marketing and operational support.

8. *Subsequent Events*

Management has evaluated subsequent events through February 9, 2024, the date at which the financial statements were available for issue and does not believe that there are any subsequent events that require adjustment or disclosure in the accompanying financial statements.

TAPVILLE FRANCHISING, INC.

Financial Statements

December 31, 2024

(With Independent Auditors'
Report Thereon)

SMITH, BUZZI & ASSOCIATES, LLC.
CERTIFIED PUBLIC ACCOUNTANTS
9425 SUNSET DRIVE, SUITE 180
MIAMI, FLORIDA 33173
TEL. (305) 598-6701
FAX (305) 598-6716

JULIO M. BUZZI, C.P.A.
JOSE E. SMITH, C.P.A.

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Tapville Franchising, Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying financial statements of Tapville Franchising, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2024 and the related statements of operations and retained earnings and cash flows for the year then ended and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Tapville Franchising, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Tapville Franchising, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Tapville Franchising, Inc.'s ability to continue as a going concern for the year ended December 31, 2024.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness Tapville Franchising, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Tapville Franchising, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Smith, Buzzi & Associates, LLC.

Miami, Florida
April 3, 2025

TAPVILLE FRANCHISING, INC.

Balance Sheet

December 31, 2024

<u>Assets</u>

Cash	$	10,157
Contributions receivable – escrow		6,686
Accounts receivable		110,765
Accrued interest receivable		–
Property and equipment, net		2,300
Notes receivable from Franchisee		230,694
Other assets		3,228
Investments		116,347
Total assets	$	480,177

<u>Liabilities and Stockholders' Equity</u>

Liabilities:

Accounts payable and accrued expenses	$	56,773
Deferred revenue		484,143
Total liabilities		540,916

Stockholders' equity:

Common stock		2,241,319
Retained earnings (deficit)		(2,302,058)
Total Stockholders' Equity		(60,739)
Total Liabilities and Stockholders' Equity	$	480,177

See accompanying notes to financial statements.

TAPVILLE FRANCHISING, INC.

Statement of Operations and Retained Earnings (Deficit)

For the Year Ended December 31, 2024

Revenues:		
Franchise sales, net	$	188,193
Product sales		–
Service fee income		–
Royalties and licensing		255,315
Earnings (loss) from investments		(304,020)
Interest income		448
Other income		94,955
Total franchise revenues		234,891
Expenses:		
Cost of goods sold		–
Insurance		19,230
Sales commissions		9,000
Advertising and marketing		66,242
Management fee		490,458
Legal and professional		82,888
Conference and trade shows		6,339
Investment fees		10,516
Bank charges and fees		5,616
Travel		66,005
Office and other		48,471
Depreciation expense		1,150
Taxes and licenses		3,795
Total expenses		809,710
Net income (loss)		(574,819)
Retained earnings (deficit), beginning of year		(1,727,239)
Retained earnings (deficit), end of year	$	(2,302,058)

See accompanying notes to financial statements.

-4-

TAPVILLE FRANCHISING, INC.

Statement of Cash Flows

For the Year Ended December 31, 2024

Cash flows from operating activities:	
Net income (loss)	$ (574,819)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,150
Equity in earnings of investment	304,020
(Increase) decrease in assets:	
Investments	47,830
Accounts receivable	(8,819)
Inventory	-
Contributions receivable – escrow	(47)
Other assets	2,450
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	10,394
Deferred revenue	(21,346)
Net cash used by operating activities	(239,187)
Cash flows from investing activities:	
Fixed asset acquisition	-
Net cash used by investing activities	-
Cash flows from financing activities:	
Issuance of common stock, net	64,027
Net cash provided by financing activities	64,027
Net decrease in cash and cash equivalents	(175,160)
Cash and cash equivalents, beginning of year	185,317
Cash and cash equivalents, end of year	$ 10,157
Supplementary disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -
Non cash transactions	
Employee Equity Grant	$ -

See accompanying notes to financial statements.

TAPVILLE FRANCHISING, INC.

Notes to Financial Statements

December 31, 2024

1.   ***Summary of Significant Accounting Policies***

Tapville Franchising, Inc. ("Company") was formed in the State of Illinois in December 2018 and become a Delaware based company in 2020. The principal purpose of the Company is to offer and sell franchises that provide beer and wine using a revolutionary pour-your-own technology making each visit a new craft beer adventure.

Following is a description of significant risks facing the Company and how those risks are minimized:

Legal/Regulatory Risk – The risk that changes in the legal or regulatory environment in which the Company operates can create additional loss, costs, or expenses not anticipated by the Company in pricing its services. That is, regulatory initiatives may create costs for the Company beyond those currently recorded in the financial statements or assumed in pricing. The Company attempts to minimize this risk by reviewing legislative and other regulatory changes and adjusting rates whenever possible.

Concentration Risk – All of the Company's fees were derived from services rendered to customers. Accordingly, the Company could be affected by adverse conditions that may occur from time to time in the marketplace.

Credit Risk – The risk that customers that may owe the Company money, will not pay. The Company attempts to minimize this risk by actively monitoring collections of receivables.

a)   ***Method of Accounting***

Assets and liabilities and revenue and expenses are recognized on the accrual basis of accounting.

b)   ***Property and Equipment***

Property and equipment is stated at cost. Depreciation is computed using the straight line method of depreciation over the estimated useful life of the assets, which are 5 years.

For federal income tax purposes, depreciation is computed using the appropriate accelerated methods allowed for tax purposes.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

1.   _**Summary of Significant Accounting Policies – (Cont.)**_

   c)   _**Franchise Fees/ Deferred Revenues**_

   Income is principally comprised of revenues earned by the Company as part of the franchise sales to customers. Additional revenues earned by the Company are expected from the sales of products, marketing materials and other services to the franchisees and royalties.

   The Company recognizes its franchise revenues in accordance with Statement of Financial Accounting Standards ASC 606, which allows that franchise fees from franchise sales be recognized, net of an allowance for uncollectible amounts, if the initial franchise fee is distinct from the franchise license. The Company generally charges an initial upfront nonrefundable franchise fee upon execution of the Company's Unit Franchise Agreement. Initial franchise fees are typically deferred. A portion of the initial franchise fee is allocated to certain distinct performance obligations and is recognized as revenue when the Company has determined it has provided substantially all of its material obligations required to recognize revenue related to those distinct performance obligations. The portion of the franchise fee that is not allocated to individually distinct performance obligations is recognized as revenue over the term of each respective franchise agreement.

   The individual franchise agreements typically have a 10 year initial term and provide the franchisee with an opportunity to enter into renewal terms subject to certain conditions.

   The Company recognizes revenue when all of the following four criteria are met:

   • persuasive evidence of a sales arrangement exists
   • all material obligations have been provided
   • the sales price is fixed or determinable and
   • collectability is probable

   Deferred revenue represents cash received from franchisees for franchise fees and area development fees for which revenue recognition criteria has not been met.

   As of December 31, 2024, the Company has recorded deferred franchise fees of $484,143 relating to stores to be opened in future years or unamortized fees relating to open stores. These amounts are included in deferred revenue.

1.   *__Summary of Significant Accounting Policies – (Cont.)__*

    c)   *__Franchise Fees/ Deferred Revenues – (Cont.)__*

        Area development fees – Franchisees contractually enter into area development agreements ("ADAs") to secure the exclusive right to open franchise stores within a defined geographical area. ADAs establish the timing and number of stores to be developed within the defined geographical area. Pursuant to an ADA, a franchisee is generally required to pay an initial nonrefundable development fee for a minimum number of stores to be developed, as outlined in the respective ADA. ADA fees collected in advance are deferred until the Company provides substantially all required obligations pursuant to the ADA. As the efforts and total cost relating to initial services are affected significantly by the number of stores opened in an area, the respective ADA is treated as a divisible contract. As each new site is accepted under an ADA, a franchisee signs a franchise operating agreement for the respective franchise location. As each store opens under an ADA, franchisor typically has performance obligations associated with it. As such, the Company will recognize ADA revenue as each individual franchise location is developed in proportion to the total number of stores to be developed under the ADA. These obligations are typically completed once the store is opened or the franchisee executes the individual property lease.

    d)   *__Accounts Receivable__*

        Trade accounts receivable consist of amounts due for franchise sales, are carried at their estimated collectible amounts and trade credit will be generally extended on a short-term basis; thus trade receivables do not bear interest. Trade accounts receivable are periodically evaluated for collectability based on past credit history with customers and their current financial condition.

        The Company uses the reserve method of accounting for bad debts for financial reporting purposes and the direct write-off method for income tax purposes. Trade accounts receivable are charged against the allowance account when such receivables are deemed to be uncollectible. Management considers all unreserved accounts receivable to be collectible. As of December 31, 2024, a total of $0 in accounts were reserved.

1. **_Summary of Significant Accounting Policies – (Cont.)_**

    e) **_Income Taxes_**

    The Company filed an election with the Internal Revenue service to be treated as a Limited Liability Corporation ("LLC") for all its initial taxable years. An LLC is not subject to corporate income tax. The Company's taxable income or loss and tax credits pass through to the members. In 2020, the Company rescinded its LLC designation and was converted into a "C" corporation. As such, the Company recognized tax or related benefit on its earnings or losses.

    The Company follows the provisions of Accounting Standards Codification 740-10, _Accounting for Uncertainty in Income Taxes_, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

    Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the financial statements. The evaluation was performed for the tax years 2023, 2022 and 2021, the tax years which remains subject to examination by major tax jurisdictions as of December 31, 2024.

    f) **_Cash and Cash Equivalents_**

    For purposes of the statement of cash flows, cash equivalents consist of cash on hand and in banks.

    g) **_Pervasiveness of Estimates_**

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1.   *Summary of Significant Accounting Policies* – *(Cont.)*

   g)   *Pervasiveness of Estimates* – *(Cont.)*

   Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the balance sheet, which management considered in formulating its estimate could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from estimates.

   h)   *Long-Lived Assets*

   The Company reviews the carrying value of its long lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No adjustment has been provided for in the financial statements.

   i)   *Concentrations, Risks and Uncertainties*

   Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents. The Company maintains its cash in well-known financial institutions selected based upon management's assessment of the financial institution's financial responsibility.

   j)   *Fair Value*

   The Company follows ASC 820-10, "Fair Value Measurements". ASC 820-10 provides a definition of fair value, establishes a framework for measuring fair value under Generally Accepted Accounting Principles ("GAAP") and requires expanded disclosure about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value and, therefore, does not expand the use of fair value in any new circumstance. The fair value of financial instruments to be classified as assets or liabilities including cash and trademarks approximate carrying value, principally because of the short maturity of those items.

   k)   *Financial Viability*

   The Company has experience significant operating losses and cash flow deficiencies during 2024. These occurrences raise concerns about the Company's ability to meet operating costs during the upcoming fiscal year.

TAPVILLE FRANCHISING, INC.

Notes to Financial Statements

December 31, 2024

2.   **_Accounts Receivable_**

Accounts receivable consists of amounts due from franchisees for the purchase of franchises and royalty fees. Management uses the direct write-off method when in their opinion a balance is uncollectible. At December 31, 2024 the balance of accounts receivable amounted to $110,765 and bad debt expense amounted to $0 for the fiscal year.

3.   **_Investments_**

During 2019, the Company invested in a franchise opened by a non-related franchisee. The Company's investment represents 100% of the franchise and the Company exercises significant influence over franchise operations. Accordingly, the investment is accounted for under the equity method. Under this method, the investment is initially recorded at cost and subsequently adjusted to account for its share of the investment franchise's profits and losses. For 2024, the net franchise (loss)/income was ($42,415). The carrying value of the investment is $7,315 at December 31, 2024.

During 2022, the Company invested in two affiliated franchises. A total of $400,000 was invested for a 100% ownership stake. The investments are accounted for under the equity method. The net life to date adjustment to the investment of the Company's share of investments' profit and losses amounted to ($240,036) for 2024. The carrying value of the investments is ($33,596) at December 31, 2024.

During 2024, the Company invested in two (two) additional affiliated franchises. These investments are accounted for under the equity method. The net adjustment to the investment in the Company's share of investments' profits and losses amounted to ($21,569). The carrying value of the investments is $142,628 at December 31, 2024.

4.   **_Note Receivable from Franchisee_**

Beginning in January 2021, the Company advanced funds to cover costs in establishing a franchisee in Evanston, Illinois. Total amounts advanced through December 31, 2024 amounted to $125,000. During 2024, an additional $0 was advanced. These combined amounts along with $96,184 in accounts receivable due the Company from the franchisee were converted into a 4.3% promissory note. The note requires no monthly payments and the principal and accrued interest are due upon the maturity date of December 31, 2026. Accrued interest receivable at December 31, 2024 amounted to $0.

5. **Property and Equipment**

Property and equipment at December 31, 2024, consists of the following:

Training wall	$	5,750
Office furniture and equipment		-
		5,750
Less accumulated depreciation		(3,450)
	$	2,300

Depreciation expense for the year ended on December 31, 2024 amounted to $1,150.

–

6. **Common Stock**

In August, 2020, the Company authorized the issuance of 3,000,000 shares of preferred stock and 13,000,000 shares of common stock with a par value of $.0001 per share, respectively. During 2020, the Company converted certain notes payable into common stock and solicited additional investments/capital through StartEngine. A total of $384,491 was raised via StartEngine. As part of the services provided, StartEngine used and kept $40,113 of the capital raised that was charged as investment fees. In addition, StartEngine had withheld an additional $21,465 in escrow to be released six (6) months after the campaign to raise funds was closed. During 2021, an additional net amount of $811,361 was raised via StartEngine. During 2022 and 2023, an additional amount of $312,250 and $113,690, respectively, was raised via StartEngine. During 2024, a total of $64,027 was raised via StartEngine. During the year a total of $10,516 was charged as investment fee and as of December 31, 2024 the amount of $6,686 remains in escrow and is reflected as contributions receivable at December 31, 2024.

7. **Franchise Sales and Agreements**

The Company started offering franchises in February of 2019. The Company enters into franchise agreements with its franchisees. Company's franchise agreements require the Company to provide various items to franchisees including, but not limited to, marketing and operational support.

8. **Subsequent Events**

Management has evaluated subsequent events through April 3, 2025, the date at which the financial statements were available for issue and does not believe that there are any subsequent events that require adjustment or disclosure in the accompanying financial statements.

CERTIFICATION

 I, Joseph Tota, Principal Executive Officer of Tapville Franchising Inc., hereby certify that the financial statements of Tapville Franchising Inc. included in this Report are true and complete in all material respects.

Joseph Tota

CEO & Director

 I, Joseph Tota, Principal Executive Officer of Tapville Franchising Inc., hereby certify that the financial statements of Tapville Franchising Inc. included in this Report are true and complete in all material respects.

Joseph Tota

CEO & Director